EXHIBIT 8.1
List of Subsidiaries and joint ventures

Subsidiaries	Country of incorporation
Euronav Shipping NV	Belgium
Euronav (UK) Agencies Limited	UK
Euronav Luxembourg SA	Luxembourg
Euronav SAS	France
Euronav Ship Management SAS	France
Euronav Ship Management Ltd	Liberia
Euronav Hong Kong Ltd	Hong Kong
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus
Euronav Singapore Pte. Ltd	Singapore
Euronav MI II Inc	Marshall Islands
Gener8 Maritime Subsidiary II Inc.	Marshall Islands
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands
Gener8 Maritime Management LLC	Marshall Islands
TI Africa Ltd	Hong Kong
TI Asia Ltd	Hong Kong

Joint ventures	Country of incorporation
Tankers Agencies (UK) Ltd	UK
Tankers International LLC	Marshall Islands
Bari Shipholding Ltd	Hong Kong
Bastia Shipholding Ltd	Hong Kong